Exhibit 99.3

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto receives Canadian Competition Bureau clearance for its offer for Hathor Exploration

23 November 2011

Rio Tinto yesterday received Canadian Competition Bureau clearance for its offer, made through an indirect wholly-owned Canadian subsidiary, to acquire all the common shares of Hathor Exploration Limited (“Hathor”) for C$4.70 in cash per common share.

The Commissioner of Competition issued a “no action letter” which constitutes compliance with all requirements of the Competition Act (Canada) in relation to Rio Tinto’s offer for Hathor.

Rio Tinto’s recommended offer values Hathor at approximately C$654 million on a fully-diluted basis and represents a premium to the unsolicited revised offer of Cameco Corporation’s of C$4.50 per common share of Hathor made on 14 November.

Hathor’s board of directors unanimously recommends that Hathor shareholders accept and tender their common shares to Rio Tinto’s offer which is open for acceptance until 5:00pm (Toronto time) on 30 November 2011, unless extended or withdrawn in accordance with its terms.

Shareholders with questions regarding Rio Tinto’s offer can contact Rio Tinto’s information agent, Laurel Hill Advisory Group toll free at 1-877-452-7184 or collect call at 416-637-4661 or email assistance@laurelhill.com.

About Rio Tinto in Canada

Rio Tinto employs over 13,400 people across its extensive operations in Canada, which include mining and manufacturing interests in alumina, aluminium, iron ore, diamonds and titanium dioxide. Rio Tinto also operates exploration activities, research and development centres, port and rail facilities to support various businesses, technical and sales service centres, and substantial hydroelectric power facilities in British Columbia and Quebec. In addition, Canada is home to the global headquarters of Rio Tinto Alcan.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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